August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (918)-496-6302
Larry D. Pinkston
Chief Executive Officer
Unit Corporation
7130 South Lewis
Suite 1000
Tulsa, Oklahoma
74136

> **Re: Unit Corporation**
> **Definitive Proxy on Schedule 14A**
> **File No. 1-09260**
> **Filed March 15, 2007**

Dear Mr. Pinkston:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Administration of executive compensation program, page 18

1.   To provide further context to your disclosure regarding the discretion of the
        committee in making adjustments to compensation decisions made in the
        December meeting, identify the circumstances that would result in an adjustment
        of compensation. Also, specify which elements of compensation would be
        subject to adjustment (i.e. bonus, long-term incentives, or salary). See generally
        Instruction 2 to Item 402(b) of Regulation S-K.

2.   Throughout your disclosure, you indicate that compensation decisions are not
        determined through reference to a written policy or formula. You also, however,
        disclose general factors considered by the committee in making compensation
        decisions on page 18, and with respect to compensation decisions for performance
        during fiscal 2005 and 2006, pages 19 and 22 respectively. In highlighting
        specific operational and financial achievements considered such as earnings
        performance, oil and gas reserve growth and well drilling success ratios, your
        disclosure suggests that the committee may have established operational and
        financial goals and targets.

        Please clarify whether the committee only examines, retrospectively and without
        regard to any pre-established qualitative or quantitative targets, the performance
        of the company. Alternatively, if the committee does establish qualitative and
        quantitative goals or targets each year against which it measures success, you
        should identify them. If there are quantitative and qualitative targets established,
        even if achievement of those targets is not subject to a formula or written policy,
        you should identify the targets.   Refer to Item 402(b)(1)(v) of Regulation S-K.
        To the extent disclosure of the information would result in competitive harm such
        that the targets could be excluded properly under Instruction 4 to Item 402(b) of
        Regulation S-K, please provide on a supplemental basis a detailed explanation
        supporting that conclusion. Please also note that to the extent disclosure of the
        quantitative or qualitative performance-related factors would cause competitive
        harm, you are required to discuss how difficult it will be for you to achieve the
        target levels or other factors. Please see Instruction 4 to Item 402(b) of
        Regulation S-K.

3.   To facilitate an understanding of the compensation actually earned by the named
        executive officers in 2006, disaggregate your discussion of how compensation is
        awarded so that you highlight the unique material factors considered in the award
        of compensation to a particular officer. For example, in the narrative discussion
        accompanying the table on page 28, you highlight the reasons for the adjustment
        in Mr. Pinkston's salary for 2006. You should elaborate on the specific individual
        factors considered for each named executive officer if material to an
        understanding of the officer's compensation. See Item 402(b)(1)(v) of Regulation
        S-K.

4.   We direct you to Release 33-8732A, Section II.B.1. The Compensation
        Discussion and Analysis should be sufficiently precise to identify material
        differences in compensation policies with respect to individual executive officers.
        For example, you should elaborate on the reasons for the material difference in
        restricted stock awards granted to Mr. Pinkston relative to any other named
        executive officer during fiscal 2006.

5.   Provide more analysis of how individual performance effects actual 2006
        compensation for the named executive officers. For example, disclose the
        elements of individual performance, both quantitative and qualitative, and specific
        contributions the compensation committee considered in its evaluation, and if
        applicable, how they were weighted and factored into specific compensation
        decisions. See Item 402(b)(2)(vii) of Regulation S-K.

2005 actions with regard to 2006 compensation, page 19

6.   Revise your headings so they clearly identify disclosure pertaining to
        compensation earned, versus paid, in a given fiscal year. Disclosure under this
        heading appears to relate to considerations of the committee in awarding bonus
        amounts based on performance achievements in 2005 which does not appear to be
        relevant to actual compensation earned (as opposed to paid) in 2006. Revise to
        disaggregate amounts earned in 2006 such as base salary from amounts that were
        earned in the prior year, such as the bonus amounts reflected in the summary
        compensation table. Similarly confusing disclosure appears under the heading
        "2007 compensation determination."

Summary Compensation Table, page 25

7.   It does not appear that you have included the appropriate amount in the bonus
        column for the fiscal year 2006. We note the disclosure on page 23 of cash
        bonuses earned for 2006 performance that was paid in 2007. Item 402 (c)(2)(iv)
        of Regulation S-K requires disclosure of bonus amounts earned during the fiscal
        year. We also refer you generally to Instruction 1 to Item 402(c) (2)(vii) of
        Regulation S-K. Although not awarded pursuant to a non-equity incentive plan,
        the amounts reported as a bonus in column (d) should include amounts earned
        during fiscal 2006, even if not paid until 2007.

Grants of Plan-Based Awards, page 27

8.   We refer you to Item 402(e)(1)(iii). Please include a narrative description of
        whether dividends are paid on the restricted stock awards that you granted.

9.   We note disclosure of awards outstanding at fiscal year end in the table on page
        29. You imply that awards were granted pursuant to equity incentive plans during

fiscal 2006 yet no awards appear in columns (f)-((h) of the table. Consistent with the requirements of Item 402(d) of Regulation S-K, please supplement your tabular disclosure of grants made during 2006.

Potential Payments on Termination or Change in Control, page 32

10.   Other than amounts payable upon a change of control, revise to provide the quantitative information for each of the named executive officers regarding amounts payable to them under all other triggering events as required by Item 402(j)(1) of Regulation S-K.   For example, revise to provide the total amounts payable assuming termination for cause, without cause, due to death and/or disability. Please provide a discussion and analysis of how the actual post-termination payout awards and benefits were determined. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor